SEC FILE NUMBER: 001-38208

CUSIP NUMBER: G28365 107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Metalpha Technology Holding Limited
Full Name of Registrant

Dragon Victory International Limited
Former Name if Applicable

Suite 1508, Central Plaza 18 Harbour Road, Wan Chai
Address of Principal Executive Office (Street and Number)

Hong Kong, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Metalpha Technology Holding Limited (the “Company”) has experienced a delay in preparing its annual report on Form 20-F for the fiscal year ended March 31, 2023 and the audited financial statements required in the Form 20-F (the “2023 Form 20-F”). The Company needs additional time to complete the 2023 Form 20-F and plans to file the 2023 Form 20-F on or before the extended deadline permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yang Lin	(+852)	3565-2921
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company discontinued and ceased all its business operations in mainland China (collectively, the “Mainland China Business”) on March 29, 2023. The disposition of the Mainland China Business was made pursuant to a sale and purchase agreement with certain third-party purchasers, and has been disclosed in the Company’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 23, 2023. As a result, the Company expects to treat the Mainland China Business as discontinued operations in the Annual Report on Form 20-F for the fiscal year ended March 31, 2023, and anticipates a significant change in its results of operations for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022.

Forward-Looking Statements

Except for historical financial information contained or referenced herein, the statements in this notification of late filing are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, this document may contain statements, estimates or projections that constitute “forward-looking” statements as defined in other U.S. securities laws. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “plans to,” “believes,” “may,” “expects,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof.

Metalpha Technology Holding Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2023	By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer

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